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                               AUTOMATIC YRT LIFE
                              REINSURANCE AGREEMENT
                                   (No. 396E)
                                  June 1, 1999
                         LIBERTY LIFE ASSURANCE COMPANY
                                    OF BOSTON
                    A Massachusetts corporation with offices
                             in Dover, New Hampshire

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                    AUTOMATIC YRT LIFE REINSURANCE AGREEMENT
                                   (No. 396E)

                                    SCHEDULE

1.   Company:  Liberty Life Assurance Company of Boston

2.   Address:  A Massachusetts corporation with offices in Dover, New Hampshire

3.   Effective date:  June 1, 1999

4.   Policies:

     (a) Single Premium Variable Universal Life Insurance Policies written by the Company on form number SPV-9890

     (b) Single Premium Variable Universal Joint Life Insurance Rider form number SPV-9891 issued with the plan shown in Schedule Item 4(a)

     (c) Single Premium Whole Life Insurance Policies written by the Company on form number PSP-9411

     (d) Single Premium Joint Whole Life Insurance Rider form number SPWL-99005 issued with the plan shown in Schedule Item 4(c)

5.   Minimum cession:  [REDACTED]

6.   Oldest issue age:  [REDACTED]

7.   Highest table rating:

     (a)  Single life plan:  [REDACTED]

     (b)  Joint life plan:   [REDACTED]

8.   Jumbo limit:  [REDACTED]

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9.   Retention each person:

     (a)  Single life plan:  [REDACTED]

     (b)  Joint life plan:   [REDACTED]

10.  Reinsurance each person:

     (a)  Insurance less than or equal to maximum retention:  [REDACTED]

     (b)  Insurance greater than maximum retention:  [REDACTED]

     11.  Reinsurance limit each person:  [REDACTED]

12.  Recapture period:  [REDACTED]

13.  Reinsurer's portion of Exhibit A rates:

     (a)  First policy year:  [REDACTED]

     (b)  Renewal policy year/variable plans:

          (i)   Standard (Standard, Tables 1 and 2):

                (a)  Simplified Issue:

                     (1)  Non Smoker:  [REDACTED]

                     (2)  Smoker:  [REDACTED]

                (b)  Fully underwritten:

                     (1)  Non Smoker:  [REDACTED]

                     (2)  Smoker:  [REDACTED]

          (ii)  Class A (Tables 3, 4, 5 and 6):

                (a)  Simplified Issue:

                     (1)  Non Smoker:  [REDACTED]

                     (2)  Smoker:  [REDACTED]

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                (b)  Fully underwritten:

                     (1)  Non Smoker:  [REDACTED]

                     (2)  Smoker:  [REDACTED]


           (c)  Renewal policy years/non-variable plans (unismoke rates):

                (i)   Standard (Standard, Tables 1 and 2):

                     (a)  Simplified Issue:  [REDACTED]
                     (b)  Fully underwritten:  [REDACTED]

                (ii)  Class A (Tables 3, 4, 5 and 6):

                     (a)  Simplified Issue:  [REDACTED]
                     (b)  Fully underwritten:  [REDACTED]

The Company and the Reinsurer are executing this agreement in duplicate.

LIBERTY LIFE ASSURANCE COMPANY               EMPLOYERS REASSURANCE CORPORATION
OF BOSTON

By:                                          By:
   ---------------------------------------      --------------------------------

Title:                                       Title:
      ------------------------------------         -----------------------------

Date:                                        Date:
     -------------------------------------        ------------------------------


By:                                          By:
   ---------------------------------------      --------------------------------

Title:                                       Title:
      ------------------------------------         -----------------------------

Date:                                        Date:
     -------------------------------------        ------------------------------

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                                    ARTICLE I

APPLICATION OF AGREEMENT. This agreement applies to benefits paid by the Company under the insurance policies and riders described in the Schedule (the policies or policy) issued by the Company to become effective on or after the effective date and prior to the termination date of this agreement.

This agreement will not automatically reinsure any kind of insurance becoming effective on a person after the Reinsurer or any other insurer receives a facultative submission pertaining to the person.

This agreement will not automatically or facultatively reinsure:

(1) any kind of insurance on a person with respect to whom the life cession hereunder would be less than the minimum cession shown in the Schedule;

(2) individual insurance plans written by the Company pursuant to its conversion obligation under group coverage.

                                   ARTICLE II

EXCLUSIONS. Unless ceded facultatively, this agreement does not apply to:

(a) insurance which fails to satisfy the Company's written underwriting requirements applicable when the insurance becomes effective, but this exclusion does not apply to conditional receipts or conversions;

(b)  life insurance becoming effective after the issue age shown in Schedule
     Item 6;

(c)  life insurance rated higher than the table number shown in Schedule Item 7;

(d) insurance on a person with respect to whom the Company has knowledge before the insurance becomes effective that the total life insurance in force and applied for with the Company and all other insurers exceeds the amount shown in Schedule Item 8;

(e) insurance on a person who does not reside in the United States of America, a territory or possession thereof, or Canada as of the application date of the insurance.

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                                   ARTICLE III

RETENTION AND REINSURANCE. A. AUTOMATIC. The Company shall retain the amount of benefits indicated in Schedule Item 9, and the Reinsurer will indemnify the Company against the percentage shown in Schedule Item 10 of the remaining amount of benefits, subject to the reinsurance limit specified in Schedule Item 11, which applies to the sum of life benefits and extra-contractual obligations. Any portion or all of the life retention required by this Section A pertaining to each policy on any one person shall not apply to the extent that the Company elsewhere retains with respect to the same person life insurance effective prior to that policy.

Section B. FACULTATIVE. The Company may (using the application form furnished by the Reinsurer) apply to the Reinsurer for facultative reinsurance on any life, waiver of premium or accidental death risk assumed by the Company and, upon the Company's acceptance (by written notice to the Reinsurer) of the Reinsurer's facultative offer, reinsurance will be provided by this agreement, except to the extent the terms and conditions of this agreement are modified by the Reinsurer's offer. The Reinsurer's offer will expire at twelve o'clock noon on the 90th day following the date shown in the Reinsurer's offer, if the Reinsurer has not received the Company's acceptance prior thereto.

The Company shall have the right to change the table rating of any contract reinsured under this Section B, but unless the change is submitted to and accepted in writing by the Reinsurer, this agreement will apply as if the change had not been made.

                                   ARTICLE IV

RETENTION INCREASE AND RECAPTURE. Section A. NEW POLICIES. The Company has the right to increase its retention under this agreement for all new policies (as often as it elects to do so) by giving to the Reinsurer advance written notice stating the retention increase date and the increased retention. New policies issued by the Company to become effective on or after the retention increase date will be reinsured hereunder at the increased retention.

Section B. IN FORCE POLICIES. The Company has the right to increase its retention under this agreement for all in force policies (as often as it elects to do so) by giving to the Reinsurer advance written notice stating the retention increase date and the increased retention. In force policies will be reinsured hereunder at the increased retention as of the applicable date hereinafter specified:

(1) as respects each policy in force the number of years shown in Schedule Item 12 or more on the retention increase date, the anniversary date of the policy which occurs on or first follows the retention increase date;

(2)  as respects each policy in force less than the number of years shown in
     Schedule Item 12 on the retention increase date, the tenth anniversary date of the policy.

                                       -2-
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                                    ARTICLE V

INDEMNITY FOR CLAIM EXPENSES. The Reinsurer will indemnify the Company for the same proportion of claim expenses paid by the Company with respect to each policy as the Reinsurer bears under this agreement of the policy's insurance risk to which the claim expenses pertain.

                                   ARTICLE VI

DEFINITIONS. The word "policies" means the insurance forms described in the Schedule and includes conditional receipts pertaining thereto and exchanges thereof.

The word "benefits" means the amount actually paid by the Company for insurance afforded under the policies, in settlement of claims for insurance under the policies, or in satisfaction of judgments for insurance under the policies. The word "benefits" includes life insurance proceeds payable by reason of death which remain unpaid because of the nature of the settlement option selected.

The word "benefits" excludes:

(1) the policy's current year-end cash value [before reduction thereof by the policy loan(s) outstanding], with respect to universal life plans;

(2) that part of the policy's current year-end cash value [before reduction thereof by the policy loan(s) outstanding] which pertains to the reinsurance afforded by this agreement, with respect to whole life plans;

(3)  extra contractual obligations;

(4)  claim expenses;

(5)  salaries paid to employees of the Company;

(6) any statutory penalty imposed upon the Company on account of any unfair trade practice or any unfair claim practice.

The term "claim expenses" means statutory interest payable on insurance proceeds, court costs, interest upon judgments, and allocated investigation, adjustment and legal expenses. The term "claim expenses" excludes salaries paid to employees of the Company.

Life claims are "incurred" on the date death occurs.

The word "exchange" means that an insurance contract reinsured hereunder is traded for another plan of equal or smaller face amount, without requirement for full evidence of insurability.

                                       -3-
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                                   ARTICLE VII

EXTRA CONTRACTUAL OBLIGATIONS. The term "extra contractual obligations" means compensatory, exemplary and punitive damages arising out of the conduct of the Company in the investigation, trial or settlement of any claim or failure to pay or delay in payment of any benefits under any policy. This agreement does not apply to extra contractual obligations unless the Reinsurer has, in advance of any such conduct by the Company, counseled with the Company and concurred in the Company's course of conduct, in which case the Reinsurer will pay the percentage shown in Schedule Item 10 of the resulting extra contractual obligations, subject to the reinsurance limit shown in Schedule Item 11, which applies to the sum of extra contractual obligations and life benefits.

                                  ARTICLE VIII

REINSURANCE PREMIUM. As respects each $1,000 per year of Net Amount at Risk Ceded under this agreement pertaining to each person insured under single life plans, the Company will pay to the Reinsurer the percentage shown in Schedule
Item 13 of the premium indicated for the person by Exhibit A, attached to and made a part of this agreement.

As respects each $1,000 per year of Net Amount at Risk Ceded under this agreement pertaining to each couple insured under joint life plans, the Company will pay to the Reinsurer the percentage shown in Schedule Item 13 of the premium indicated for the couple by Exhibit A, calculated on the Frazierized Method, subject to a minimum annual Frazierized rate of [REDACTED] per $1,000.

With respect to joint life plans where the first insured is rated Standard, Table 1 or Table 2 and the second insured is rated higher than Table 6, the reinsurance premium shown in Exhibit A will be increased by [REDACTED] for each table more than 6 that the second insured is rated.

The Company will fully retain the entire policy fee.

In the event a policy is exchanged, the reinsurance premium due the Reinsurer pertaining to the new plan is computed using the rate shown with respect to the insured's attained age in Exhibit A.

The life reinsurance rates contained in Exhibit A are guaranteed for one year. Although the Reinsurer anticipates continuing to accept reinsurance at these rates, the Reinsurer has the right to increase these rates by giving to the Company at least 120 days advance written notice stating both the rate increase date and the percentage rate increase. The percentage rate increase will apply to each policy as of its anniversary date which occurs on or first follows the rate increase date. The increased rates may not exceed the valuation net premiums for yearly renewable term reinsurance calculated using the minimum statutory interest rate for each year of issue. If the Company disagrees with the rate increase, it shall terminate this agreement (to become effective as of the rate increase date) in accordance with the first paragraph of Article XIX, and shall also have the right to advise the Reinsurer (before the rate increase date) in writing that the rate increase date will also be the recapture date. This agreement does not apply to a claim incurred under any policy on or after the policy's anniversary date occurring on or first following the recapture date. Section B of Article IV is not applicable if the Company recaptures because of the Reinsurer's rate increase.

                                   ARTICLE IX

REPORTING, ACCOUNTING AND NON-PAYMENT. Within 20 days after the end of each calendar month, the Company shall send to the Reinsurer a report (in a form satisfactory to the Reinsurer) showing the amount of reinsurance premium due the Reinsurer with respect to: (a) new policies; (b) in force policies; (c) policy changes. The Company's payment of the amount of reinsurance premium due shall accompany the report.

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Although the policies are written on a single premium basis, the reinsurance premium hereunder pertaining to each policy is due on an annual basis as of the policy's effective date and each anniversary date thereof.

Within 30 days after the end of each calendar quarter, the Company shall send to the Reinsurer the following items as of the last day of the quarter: (1) a summary listing showing all policies in force; (2) the detailed information required with respect to the policies by the Exhibit of Life Insurance in the Reinsurer's Annual Statement; (3) the aggregate reserve information required with respect to the policies by Exhibit 8 of the Reinsurer's Annual Statement.

The Reinsurer shall have the right to cancel the reinsurance afforded by this agreement pertaining to policies for which reinsurance premium is due but remains unpaid by giving to the Company not less than thirty days advance written notice, describing the policies and stating their reinsurance cancellation date. This agreement will not apply to claims incurred under any policies on or after their reinsurance cancellation date.

                                    ARTICLE X

ERRORS AND OMISSIONS. Inadvertent errors or omissions made by the Company in reporting to the Reinsurer with respect to the policies reinsured by this agreement, whether it be failure to report a policy or incorrectly describing a policy or otherwise, shall not prejudice the reinsurance afforded by this agreement if the Company reports the error or omission to the Reinsurer immediately after the Company's discovery thereof, but this article may not be used to avoid the prompt reporting of claims required by Article XI.

                                   ARTICLE XI

CLAIMS. The Company will cause to be investigated and paid, settled or defended all claims arising under the policies. The Company will give prompt notice to the Reinsurer of any event which, in the judgment of the Company, might result in a claim upon the Reinsurer under this agreement. The Company will forward promptly to the Reinsurer copies of any claim documentation which may be requested by the Reinsurer. The Company will give prompt notice to the Reinsurer of any legal proceeding brought in connection with any policy, and will promptly forward to the Reinsurer copies of all pleadings and any other document pertaining thereto which may be requested by the Reinsurer.

In the event the Company settles a life claim under any policy for less than the full amount of the insurance, and indemnity with respect to the policy would have been available hereunder if the full amount were paid, the Company shall retain the pro rata portion of the settlement which the Company's retention plus the cash value excluded by the definition of benefits bears to the full amount of insurance, and the Reinsurer will indemnify the Company against the percentage specified in Schedule Item 10 of the remaining pro rata portion of the settlement.

The Reinsurer has the right, at its own expense, to participate jointly with the Company in the investigation, settlement or defense of any insurance claim.

The Reinsurer will reimburse the Company for benefits against which indemnity is herein provided, within 30 days after receipt in the home office of the Reinsurer of satisfactory evidence that the Company has paid the benefits or will be required to pay the benefits over a period of time pursuant to a settlement option.

                                   ARTICLE XII

ARBITRATION CLAUSE. The attached Arbitration Clause is made a part of this agreement.

                                  ARTICLE XIII

PREMIUM TAXES. The Reinsurer has no obligation to reimburse the Company for any premium taxes paid by the Company with respect to the policies.

                                   ARTICLE XIV

POLICY LOANS. The Reinsurer has no participation in the loans which the Company may make under the policies.

                                       -5-
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                                   ARTICLE XV

CASH SURRENDER VALUES. The Reinsurer has no obligation to reimburse the Company for any cash values paid by the Company upon surrender of the policies.

                                   ARTICLE XVI

ADMINISTRATION OF INSURANCE. The Reinsurer has no responsibility or authority to administer the insurance provided by the policies.

                                  ARTICLE XVII

INSPECTION OF RECORDS. The Reinsurer may inspect the records of the Company pertaining to the policies at any time during the normal business hours of the Company.

                                  ARTICLE XVIII

OFFSET. The Company or the Reinsurer may offset any balance, whether on account of premiums, commissions, benefits or claim expenses due from one party to the other under this agreement or under any other reinsurance agreement previously or subsequently entered into between the Company and the Reinsurer, whether acting as ceding company or assuming reinsurer.

                                   ARTICLE XIX

INSOLVENCY CLAUSE. The attached Insolvency Clause is made a part of this agreement.

                                   ARTICLE XX

ASSIGNMENTS AND CHANGES OF INTEREST. No assignment or change of the Company's interest hereunder, whether voluntary or involuntary and whether by merger or reinsurance of its entire business with another insurer or otherwise, is binding upon the Reinsurer.

                                        6
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                                   ARTICLE XXI

POLICY ACQUISITION EXPENSES. The parties to this agreement need not make the joint election under paragraph (g)(8) of section 1.848-2 of the U.S. Treasury Regulations because the Reinsurer has not previously had, does not have during the year in which the effective date of this agreement occurs, and does not expect to have in the future a capitalization shortfall, as defined in paragraph
(g)(4) of this section. In the event that the Reinsurer does have a capitalization shortfall during any year while it has liability under this agreement to the Company, the Reinsurer will notify the Company and will also make the joint election with the Company under paragraph (g)(8) of this section.

                                  ARTICLE XXII

TERMINATION. This agreement will remain in force until terminated by mutual consent or by either party giving to the other party not less than 90 days advance notice, by registered mail or express delivery service, stating the termination date.

This agreement does not apply with respect to policies issued by the Company to become effective on or after the termination date of this agreement.

If not recaptured in accordance with Section B of Article IV, the reinsurance afforded by this agreement applicable to each policy issued by the Company to become effective prior to the termination date of this agreement will continue to apply thereto until the policy naturally expires, but if the Reinsurer does not receive any policy's reinsurance premium before the expiration of 60 days following the end of the period during which Article IX indicates the policy's reinsurance premium is due the Reinsurer, this agreement will not apply to claims incurred under the policy after the expiration of such 60 days.

                                  ARTICLE XXIII

ENTIRE AGREEMENT. This reinsurance contract is the entire agreement between the parties with respect to the business being reinsured hereunder. There are no understandings between the parties other than as expressed in this agreement. Any change or modification to this agreement is null and void unless made by amendment to this agreement and signed by both parties.

                                  ARTICLE XXIV

EXECUTION. This agreement is signed on the Schedule by the respective officers of the Company and the Reinsurer.

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                               ARBITRATION CLAUSE

Any irreconcilable differences arising between the parties to this agreement shall be submitted to arbitration.

The applicant shall first notify the respondent in writing of its intent to arbitrate an issue and shall include a description of the issue to be arbitrated as well as a list of three proposed umpires.

Within fifteen (15) calendar days of the date of such notice, the respondent shall submit to the applicant a list of three other proposed umpires and shall indicate a rejection of no more than two of the names proposed by the applicant.

The applicant shall then have a further fifteen (15) calendar days to notify the respondent of its rejection of no more than two of the names proposed by the respondent.

A single umpire shall then be selected by lot from the remaining names within a further fifteen (15) calendar day period.

The failure of either party to meet any of the fifteen (15) calendar days deadlines shall serve to permit the other to select the umpire from among the names available at the time of the default.

The applicant shall submit its brief to the umpire and the respondent within fifteen (15) calendar days of the umpire selection and the respondent shall have the further fifteen (15) calendar days from that date to provide its response.

The umpire shall be an official or former official of an insurance or reinsurance company and shall be relieved from judicial formalities. In addition to considering the rules of law and the custom and practices of the insurance and reinsurance business, the umpire shall make the award with a view to effecting the general intent of this agreement.

The umpire shall be permitted to exercise wide latitude in the pursuit of information necessary to arrive at a decision and shall include the ability to compel answers to interrogatories and request documentation in the possession of either party.

The umpire shall render his final and binding written decision within sixty (60) calendar days of his appointment.

The expenses of the umpire shall be borne by the losing party.

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                                INSOLVENCY CLAUSE

          The ceding insurer and the reinsurer agree that, in the event of the insolvency of the ceding insurer, as to all reinsurance made, ceded, renewed or otherwise becoming effective after the effective date of this agreement, the reinsurance shall be payable by the reinsurer on the basis of the amount of liability of the ceding insurer under the contract or contracts reinsured, without diminution because of the insolvency of the ceding insurer; furthermore, that such amount shall be paid directly to the ceding insurer or its liquidator, receiver or other statutory successor.

          It is understood and agreed, however, that the obligations of the ceding company as set forth in the reinsurance contract, including, among others, the duty to investigate, settle and defend all claims arising under policies with respect to which reinsurance is afforded by this agreement, shall remain unimpaired and unaffected by the insolvency of the ceding insurer and shall be assumed by the liquidator, receiver or statutory successor of the ceding insurer in the liquidation or receivership proceeding and that such liquidator, receiver or statutory successor shall give written notice to the reinsurer of the pendency of a claim against the ceding insurer on the policy reinsured within a reasonable time after such claim is filed in the insolvency proceeding and that during the pendency of such claim the reinsurer may investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses which it may deem available to the ceding insurer, its liquidator, receiver or statutory successor. The expense thus incurred by the reinsurer shall be chargeable, subject to court approval, against the insolvent ceding insurer as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the ceding insurer solely as the result of the defense undertaken or asserted by the reinsurer.

          Where two or more reinsurers are involved in the same claim and a majority in interest elect to interpose a defense to such claim, the expense shall be apportioned in accordance with the terms of this reinsurance agreement as though such expense had been incurred by the ceding insurer.

          Nothing hereinabove set forth in this insolvency clause shall in anywise change the relationship or status of the parties hereto, to wit, that of ceding insurer and reinsurer, nor enlarge the obligations of either party to each other, except as specifically hereinabove provided, to wit, to pay the statutory successor on the basis of the amount of liability of the ceding insurer under the contract or contracts reinsured, rather than on the basis of the actual amount of loss (dividends) paid by the liquidator, receiver or statutory successor to allowed claimants, nor shall anything in this insolvency clause in any manner create any obligations or establish any rights against the reinsurer in favor of any third parties or any persons not parties to this reinsurance contract.

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                                    EXHIBIT A

                 75-80 Basic Select and Ultimate Mortality Table

                                      Male

                                Age Last Birthday

                                [RATES REDACTED]


                 75-80 Basic Select and Ultimate Mortality Table

                                     Female

                                Age Last Birthday

                                [RATES REDACTED]